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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68178

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___

          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TCT Securities & Derivatives, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Brickell Avenue, Suite 509

(No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

Miami	FL	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Juan Puig   (305) 424-2100

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.

(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240	Boca Raton	FL	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

12012202

FOR OFFICIAL USE ONLY

KW 3/4

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _____Juan Puig_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TCT Securities & Derivatives, Inc. _____ , as of _____December 31_____, 20__11__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

CEO/CCO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TCT SECURITIES & DERIVATIVES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2011



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

TCT SECURITIES & DERIVATIVES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2011

TCT SECURITIES & DERIVATIVES, LLC

CONTENTS



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Members of:
  TCT Securities & Derivatives, LLC

We have audited the accompanying statement of financial condition of TCT Securities & Derivatives, LLC as of December 31, 2011 and the related statement of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TCT Securities & Derivatives, LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 24, 2012

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets		
Cash	$	48,037
Commissions receivable from clearing broker		42,601
Prepaid and other assets		7,023
Total Current Assets		97,661
Property and equipment, net		11,910
Deposit with clearing broker		50,086
Other deposit		1,500
Total Assets	$	161,157

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Current Liabilities		
Accounts payable and accrued expenses	$	15,381
Total Current Liabilities		15,381
Commitments and Contingencies (Note 6)		
MEMBERS' EQUITY		
Members' capital		252,100
Accumulated deficit		(106,324)
Total Members' Equity		145,776
Total Liabilities and Members' Equity	$	161,157

The accompanying notes are an integral part of these financial statements

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues

Commissions	$	407,401
Interest income		4,449
Total revenues		411,850

Operating Expenses

Officer compensation	97,795
Employee compensation and benefits	44,071
Finder's Fees	73,136
Professional fees	68,472
Clearing and execution	18,373
Communications	37,149
Occupancy	19,916
Depreciation	3,412
Other operating expenses	31,269
Total operating expenses	393,593

Net income	$	18,257

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Members' Capital	Accumulated Deficit	Total
Balance, December 31, 2010	$ 252,100	$ (124,581)	$ 127,519
Net Income, 2011	-	18,257	18,257
Balance, December 31, 2011	$ 252,100	$ (106,324)	$ 145,776

TCT SECURITIES & DERIVATIVES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income	$	18,257
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		3,412
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Commission Receivable		(41,614)
Prepaid and other expenses		(4,925)
Deposit with clearing broker		(20,409)
Increase (decrease) in:		
Accounts payable and accrued expenses		(110)
Net cash used in operating activities		(45,389)
Cash flows from investing activities:		
Purchase of property and equipment		(12,970)
Net cash used in investing activities		(12,970)
Net decrease in cash		(58,359)
Cash at beginning of year		106,396
Cash at end of year	$	48,037
Supplemental disclosure of cash flow information:		
Interest paid	$	-
Taxes paid	$	-

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization
TCT Securities & Derivatives, LLC (the "Company", "we", "us", "our") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company executes agency transactions in various types of debt and equity securities. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm.

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Property and Equipment
Depreciation of property and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. The Company depreciates computer equipment over three years and furniture and fixtures over five years.

Long-Lived Assets
In accordance with GAAP, we review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. For assets which are held and used in operations, the asset is deemed to be impaired if its carrying value exceeds its estimated undiscounted future cash flows. If such assets are considered to be

impaired, the impairment loss recognized is the amount by which the carrying value exceeds the fair value of the asset or estimated discounted future cash flows attributable to the asset.

Revenue Recognition
Commission revenues and related brokerage and clearing costs are recognized on a trade-date basis.

Income Taxes
The Company is a Limited Liability Company, which does not incur federal income taxes. Instead, its taxable income or loss is reflected by the members on their individual tax returns. No provisions are included in the accompanying financial statements.

Fair Value of Financial Instruments
The carrying amounts of the Company's financial assets, including cash, commissions receivable from clearing broker, accounts payable and accrued expenses, approximate fair value because of their short maturities.

NOTE 3 - COMMISSIONS RECEIVABLE FROM AND DEPOSIT WITH CLEARING BROKER

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the clients' securities and cash balances.

These securities and/or cash positions and the deposit serves as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers whose accounts are carried on the books and records of the clearing broker. As of December 31, 2011, the Company maintained a deposit with a clearing broker in the amount of $50,086.

The Company has commissions receivable from the clearing broker. The commissions receivable at December 31, 2011 was $42,601.

The Company is also subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011 consisted of the following:

Computer equipment	$	14,436
Furniture and fixtures		3,073
		17,509

Less: Accumulated depreciation		(5,599)
	$	11,910

Depreciation expense was $3,412 for the year ended December 31, 2011.

NOTE 5 - **CONCENTRATIONS**

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2011. As of December 31, 2011, there were no cash equivalent balances held at financial institutions that are not insured.

The Company has been funded by its members since inception. The loss of funding from the members could have adverse effects on the Company.

NOTE 6 - **COMMITMENTS AND CONTINGENCIES**

Legal Matters
From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2011, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 7 - **NET CAPITAL REQUIREMENT**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $124,257, which exceeded its requirement of $5,000 by $119,257. The ratio of aggregate indebtedness to net capital was 0.12 to 1.

NOTE 8 - **SUBSEQUENT EVENTS**

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 24, 2012, the date the financial statements were available to be issued.

TCT SECURITIES & DERIVATIVES, LLC

SUPPLEMENTARY SCHEDULES

TCT SECURITIES & DERIVATIVES, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2011

Net capital:		
Members' equity	$	145,776
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment		11,910
Prepaid and other assets		7,109
Deposits		1,500
Total nonallowable assets		20,519
Net capital before haircuts on securities positions:		125,257
Haircuts on money market funds		1,000
Net capital	$	124,257
Computation of basic net capital requirements:		
The greater of $5,000 or 6.67% of aggregate indebtedness of $15,381	$	5,000
Excess net capital	$	119,257
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	15,381
Total aggregate indebtedness:	$	15,381
Ratio: Aggregated indebtedness to net capital		0.12 to 1

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part II filing.

TCT SECURITIES & DERIVATIVES, LLC
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES
AND EXCHANGE ACT OF 1934
DECEMBER 31, 2011

TCT Securities and Derivatives, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Members of:
  TCT Securities & Derivatives, LLC

In planning and performing our audit of the financial statements of TCT Securities & Derivatives, LLC (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

    2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the managing members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 24, 2012